BRF S.A.

Publicly-Held Company

Corporate Taxpayer (CNPJ) 01.838.723/0001-27

Commercial Register (NIRE) 42.300.034.240

Annex Q of CVM Resolution 81

PUBLIC REQUEST FOR A PROXY

For the Extraordinary General Shareholders’ Meeting to be held on July 3rd, 2023, at 11:00 a.m. (“EGM”), exclusively under virtual format, by means of the digital platform Chorus Call.

1	Provide the name of the company

BRF S.A. (“Company”).

2	Provide information on the subjects for which the powers of attorney are being requested

Powers of attorney are requested to vote on all matters included in the EGM agenda, published through the Call Notice, dated June 1st, 2023, which are:

(i)	increase of the authorized capital limit from the current one billion, three hundred and twenty-five million (1,325,000,000) common shares to one billion, eight hundred and twenty-five million (1,825,000,000) common shares, with the consequent amendment of the caput of article 7 of the Company's bylaws (“Company’s Bylaws”) and consolidation of the Company's Bylaws; and
(ii)	deletion of article 41 of the Company's Bylaws, under the condition precedent to the settlement of an eventual capital increase through the issuance of new shares by the Company ("Capital Increase"), with the consequent deletion of cross references and renumbering of the other articles, and consolidation of the Company’s Bylaws. Additionally, the waiver to the shareholders and/or investors from conducting a Tender Offer referred to in article 41 of the Company's Bylaws, in the context of an eventual Capital Increase (regardless of whether the Capital Increase will be approved by the shareholders or by the Company's Board of Directors).

3	Identify the natural or legal persons who promoted, organized or paid for the proxy request, even if partially, informing:
(a)	Name and Address:

Company Management

(b)	How long they have been shareholders in the company:

Not applicable.

(c)	Number and percentage of shares for each type and class in their ownership:

Not applicable.

(d)	Number of shares taken on loan:

Not applicable.

(e)	Total exposure in derivatives bechmarked to shares of the company:

Not applicable.

(f)	Corporate, business or family relations existing or maintained during the past 3 years with the company or with parties related to the company, as defined in the accounting laws related to this matter :

Not applicable.

4	State whether any of the persons listed under item 3, as well as any their controlling shareholders, subsidiaries, affiliates or associated companies have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of any such interest.

The shareholder Marfrig Global Foods S.A. submitted correspondence to the Company with the commitment to subscribe up to two hundred and fifty million (250,000,000) new shares issued by the Company in a possible Capital Increase.

In order to allow the participation of the shareholder in said Capital Increase in an amount greater than its preemptive or priority right, if applicable, we propose the dismissal of the Tender Offer mentioned in Article 41 of the Company’s Bylaws, as well as its definitive suppression, under the condition precedent of the liquidation of the Capital Increase.

5	State the estimated cost of the request for the proxy

The Company will not incur any costs for this Public Request for a Proxy, considering that there will be no costs for any publications of this Public Request for a Proxy, which will be disclosed exclusively by electronic means at the Company's Investor Relations website (www.brf-global.com/ri) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

6	Inform yourself if: (a) the company paid for the request for a proxy; or (b) the parties presenting it will seek the reimbursement of such costs from the company.

As informed in item 5 above, the Company will not incur any costs with the disclosure of this Public Request for a Proxy.

7	State:
(a)	The address to which this proxy should be sent following signature; or

The powers of attorney instruments, in the form of the draft object of Appendix 1 to the present, must be completed, initialed and signed and, subsequently, sent exclusively by electronic means, along with scanned copies of the documents below, to the following e-mail address: acoes@brf-br.com.

The shareholders must present, together with the power of attorney, a copy of the following documents:

Individual Shareholders: (i) picture I.D.; and (ii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

Corporate Shareholders: (i) latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers of representation (i.e.: minutes of election of the officers); (ii) picture I.D. of the legal representative(s); and (iii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

Investment Funds: (i) latest consolidated fund regulation; (ii) bylaws or articles of association of its administrator or manager, as the case may be, with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of the officers, term(s) of investiture and / or power of attorney); (iii) picture I.D. of the legal representative(s); and (iv) a statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

Foreign Shareholders: Foreign shareholders must present the same documentation as Brazilian shareholders, with the exception that corporate documents of the legal entity and the proxy must be translated into a sworn form, not being necessary its notarization and consularization.

(b)	Should the company accept proxies through a system on the world wide web, the instructions for granting the power of attorney

Not applicable.

APPENDIX 1 - DRAFT OF POWER OF ATTORNEY

PROXY

Through this private instrument, the shareholder qualified below (“Grantor”), in the capacity of shareholder of BRF S.A., a publicly-held company registered at CNPJ/ME under number 01.838.723/0001-27, with its head office at Rua Jorge Tzachel, Fazenda, in the city of Itajaí, state of Santa Catarina, Zip Code 88301-600 (“Company”), In view of the call for the Extraordinary General Meeting of the Company, to be held at 11:00 a.m. on July 3rd, 2023 (“EGM”), hereby appoints and constitutes as its proxies (“Grantees”):

a)	Mr. Mateus Boeira Garcia, Brazilian, single, lawyer, bearer of the identity card RG No. 3092947328, issued by SSP/RS, enrolled in CPF/ME under No. 018.134.240-55, enrolled in the OAB/SP 450555, resident and domiciled in the city of São Paulo, state of São Paulo, with professional address at Avenida das Nações Unidas, nº 14.401, 24º andar, Chácara Santo Antônio, Zip Code 04794-000, to vote IN FAVOR of the matters in the EGM’s agenda, in accordance with the express guidance given below by the Grantor;

b)	Mrs. Victória Oetinger Chassot, Brazilian, lawyer, single, bearer of the identity card RG No. 52.051.126-8, issued by SSP/SP, enrolled in CPF/ME under No. 459.155.028-14, enrolled in the OAB/SP 425.879, with professional domicile at Avenida das Nações Unidas, nº 14.401, 24º andar, Chácara Santo Antônio, Zip Code 04794-000, to vote AGAINST the matters in the EGM’s agenda, in accordance with the express guidance given below by the Grantor; and

c)	Mr. Antonio Carlos Godoy Filho, Brazilian, lawyer, married, bearer of the identity card RG No. 24.677.243-8, issued by SSP/SP, enrolled in CPF/ME under No. 267.053.718-97, enrolled in the OAB/SP 193.798, with professional domicile at Avenida das Nações Unidas, nº 14.401, 24º andar, Chácara Santo Antônio, Zip Code 04794-000, to ABSTAIN on the matters included in the EGM’s agenda, in accordance with the express guidance given below by the Grantor;

granting the above-mentioned proxies powers to represent the Grantor at the EGM, acting solely and regardless of the order of nomination, signing the Shareholders Attendance Register and the minutes of the Extraordinary General Shareholders Meeting for the specific ends of voting strictly in conformity with the following guidance on each of the subjects on the agenda:

1. Increase of the authorized capital limit from the current one billion, three hundred and twenty-five million (1,325,000,000) common shares to one billion, eight hundred and twenty-five million (1,825,000,000) common shares, with the consequent amendment of the caput of article 7 of the Company's bylaws (“Company’s Bylaws”) and consolidation of the Company's Bylaws.

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

2. Deletion of article 41 of the Company's Bylaws, under the condition precedent to the settlement of an eventual capital increase through the issuance of new shares by the Company ("Capital Increase"), with the consequent deletion of cross references and renumbering of the other articles, and consolidation of the Company’s Bylaws. Additionally, the waiver to the shareholders and/or investors from conducting a Tender Offer referred to in article 41 of the Company's Bylaws, in the context of an eventual Capital Increase (regardless of whether the Capital Increase will be approved by the shareholders or by the Company's Board of Directors).

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

For the purposes of this mandate, the Grantees will have limited powers to attend the EGM and cast votes in accordance with the voting guidelines stated above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that are necessary in relation to the EGM, including, by way of example, the shareholders attendance book and the respective minutes in the proper book, having no right or obligation to take any other measures that are not necessary to comply with this mandate instrument.

The Grantees are authorized to abstain from any resolution or matter for which they have not received, at their discretion, sufficiently specific voting instructions.

This power of attorney is valid until the closure and conclusion of the administrative procedures of the EGM for which it was granted, either on the first or second call, regardless of the date on which the second call will be installed, and may be replaced in its entirety or in part.

Qualification of the Shareholder;

Full name or corporate name of the Granting Shareholder
CPF or CNPJ number
Address
Number of shares held
Name of Legal Representative (If applicable):
Legal Representative’s Address (if applicable)
Position of Legal Representative (if applicable)
Date of proxy

Signature: ________________________________________

Name/Corporate Name of Shareholder: _______________________

Name of Shareholder´s Legal Representative(s) (if applicable): _________________